

vampr

The marketplace **empowering top talent** in the music industry

Investor Relations
info@vampr.me

September 2021

Best of App Store

APRA AMCOS

Forbes

HUFFPOST

Reverb

TechCrunch

The Problem

Professional networking for creatives is broken and getting discovered is harder than ever

Musicians alone spend **$45Bn+** a year trying to solve this problem for themselves*

Who you know and where you live are still critical to success

01 Generic Social Networks are unfocused & industry agnostic

02 Traditional Distribution & Publishing companies have a limited capacity

03 Online creator tools are spread across multiple providers



*Research by Alphastation Pty Ltd (2018) available upon request

The Solution

Vampr is a self-service platform that has become the No.1* most active and engaged professional network in the global creative ecosystem**

CONNECT WITH TALENT

SOLVE CREATOR NEEDS

BE FOUND

- Producers
- Directors
- Musicians
- Publicists
- Photographers
- Actors
- Models
- Roadcrew
- Educators
- Fans
- Writers
- Fashion Designers
- Engineers
- Graphic Artists
- Publishers
- Dancers

VAMPR USERS HAVE A COMBINED **62BN** STREAMS GENERATING **$162M** IN ROYALTIES

*AppRadar competitor data September 2020

**Vampr is available in 9 languages, with 20,000 skill types registered

Why Creatives Love Vampr

VIEW VIDEO

Instant recommendations
from our proprietary algorithm
deliver the perfect match


9:41
vampr
3
Hey... I'm looking for a Live Monitor Engineer
View profile
Emma, 22
PRO
Los Angeles, CA • 45 miles away
Guitarist, Lead Singer, Band & 3 more
Common artists
+5

Integrate your profile
with Instagram, YouTube,
Vimeo and Soundcloud


MY VIDEOS
Deeper Water
Deadstar 02:30
Like
Comment
MY TRACKS
Deeper Water
Deadstar 02:30
Like
Comment
INSTAGRAM

Broadcast your talent
to potential
creative partners


9:41
John Smith is live
Jessica Stein
DJ Danny
K.P Beats

Control your career
with distribution and
publishing tools


7:55
Publishing Settings
We are currently pitching your tracks for publishing opportunities like sync placements in movies, TV, video games, and adverts
TRACKS WE ARE REPRESENTING
Buchanan - An Uncommon Experience
BuchananOfficial 04:12
Buchanan - Run Faster
BuchananOfficial 03:21
Buchanan - The Beep Test (Official video)
BuchananOfficial 04:25
Learn to Love Again
Buchanan 03:37

41 NPS
200 user Gen Z survey conducted by AmbassadorCo

vampr

Growth of Engagement Across 1M Users

CONNECTIONS
6.5M
+2 made per session

MONTHLY MESSAGES
221K
+258% YoY

SESSION TIME
33:24
+224% in 2021

MAU
86K
44% WAU/MAU

ORGANIC GROWTH
22%
4.3 ☆ App Store Rating

PRO USERS
3%
Revenue +22.25% MoM

VAMPR COLLABORATIONS HAVE RESULTED IN 220,000 ORIGINAL COMPOSITIONS

Metrics as of 7/21

Trajectory

We're on track to hit 1 million MAUs by Q4 2023 with a Run Rate of $9M, priming the company for a blockbuster Series A 🚀


MAUs
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Aug 20
Nov 20
Feb 21
May 21
Aug 21
Nov 21
Feb 22
May 22
Aug 22
Nov 22
Feb 23
May 23
Aug 23
Nov 23
Actuals

^Forward-looking projections cannot be guaranteed

Ubiquitous, Indispensable... Inevitable!

MIDiA Research, the most respected research group in the creator services economy, has identified Vampr as one of **a handful of brands*** ubiquitous in the space

Our valuation & vertical expansion has grown in tandem with our brand awareness over the past 3 years — comparative to the other companies identified by MIDIA, Vampr is significantly undervalued, with inevitable upside there for the taking


PRODUCERS
PUBLICISTS
PHOTOGRAPHERS
MUSICIANS
MODELS
ACTORS
ENGINEERS
ROADCREW
FANS
EDUCATORS
GRAPHIC ARTISTS
DANCERS
PUBLISHERS
WRITERS
FASHION DESIGNERS

*https://musicindustryblog.wordpress.com/2021/07/30/labels-are-going-to-become-more-like-vcs-than-they-probably-want-to-be/

The Opportunity

These companies have proven engagement models

$26Bn sale		$3Bn sale		OPPORTUNITY
LinkedIn		tinder		vampr
People are willing to spend money for work connections, but it has failed to resonate with Millennials	+	People are willing to spend money to meet strangers when the search experience is gamified	=	Vampr integrates the best of both network models and delivers it to a substantially underserved market

Subscription: 3% of WAUs are Vampr Pro Users

12 MONTH	MOST POPULAR 1 MONTH	6 MONTH
$2.99/mo	$4.99/mo	$3.99/mo
OR	OR	OR
$35.99 per annum	$59.88 per annum	$47.98 per annum

PRO

Vampr Pro **CAC is $28.60**

▼ 46% during period where userbase ▲ 66%

01 Music distribution to Spotify, Apple Music & major DSPs

02 Send 5x more connection requests

03 Search the world and collaborate remotely

04 Make your profile matter with unlimited content

05 Switch off ads – keep it all about connecting

06 Unlimited rewinds – undo your swipes

07 Stand out from the crowd with the Pro badge

08 Control who sees you and search in stealth mode

09 Hide your age – perfect for businesses

vampr

Featured Professionals on Vampr


PRO

Anthony Kilhoffer

World renowned
Hip Hop Producer

4x GRAMMY award winner, including Best Rap Album. Producer and engineer for Kanye West, Jay Z, Kid Cudi, Michael Jackson, John Legend, et al.

With Vampr Pro, Anthony is able to find session musicians quickly with instant messaging.


PRO

Rae Khalil

Rising 23 year-old
R&B artist

Met her regular producer on Vampr. Since starred on Netflix's 'Rhythm + Flow'. 124k monthly listeners on Spotify. Co-signed by stars Snoopdogg, Chance The Rapper, et al.

Vampr Pro helped launch Rae's career on a shoestring budget and keep her sound fresh.


PRO

Xadrian

Acclaimed EDM
Producer

4M streams + 126k monthly listeners on Spotify. Supported by The Chainsmokers, Nicky Romero, R3hab and others. Just signed to record label Eem, a subsidiary of Sony Music.

Xadrian uses Vampr Pro to find vocalists all over the world for his hit tracks.


PRO

Aisles

20 year-old band
seeking new talent

Chilean prog-rockers with outgoing lead singer. Traditional music school listings didn't work. Re-formed with talented young singer and producing new singles again.

Aisles used Vampr Pro to advertise as a business and find talent across all age groups.


PRO

Frank Varrasso

Head of Promotions
Ditto Music

18 years promoting and publicising acts such as P!nk, Justin Timberlake, Oasis, Madonna, Green Day, Beyonce and Kings of Leon. Director of radio plugging business.

Vampr Pro gives Frank additional chances to unearth talent and find new clients.

Ads & Affiliate Sales

Multiple channels for CPM, CPC & CPE placements


9:41
vampr
3
Spotify
Dance like nobody's paying.
Free for the first 30 days.
GET SPOTIFY PREMIUM

01 Discovery Placement

Striking, high-definition images as users swipe through Discovery mode

02 News Feed Placement

Reach future customers with immersive content as they scroll through the feed


9:41
Search
3
Live Nation
Sponsored
Tickets are available for the Weeknd World Tour at Seattle's Tacoma Dome. Don't miss ou [read more...]
AFTER HOURS
AUGUST 1 7:00PM
SEATTLE WA
TACOMA DOME
TOUR
LIVENATION.COM
Weeknd world tour
Buy Tickets
Recent Article about Billie Eilish
2d
August 29, 2020 • Vox Media
Billie Eilish, the neo-goth, chart-topping teenage pop star, explained

03 Push Notifications

04 Newsletter & Socials

2.2M weekly impressions

05 Happy Hour 👋

13,000 monthly attendees

Flexible Ad Campaign Pricing

ADS: CPC

$2 PER CLICK
MINIMUM 2 WEEK COMMITMENT

ADS: CPE

$0.40 PER BRAND ENGAGEMENT
MINIMUM 2 WEEKS

ADS: CPM

$10 / 1K VIEWS
MINIMUM 8 WEEK COMMITMENT

AFFILIATE

30% COMMISSION ON SALES DRIVEN THROUGH VAMPR

WE HELP BRANDS DECIDE WHICH MODEL BEST FITS THEIR NEEDS

Vampr Publishing Catalogue

With IP representation, Vampr becomes the first one-stop-shop for self-managed artists


6:57
Make money from your tracks...
We can represent your tracks and help place them in commercials, video games and film & TV.
Vampr Publishing is:
Non-exclusive
Opt-in only / cancel anytime
Free upfront - we'll only take a small commission if we sync your tracks
What's sync?
LET'S GET STARTED

Fastest growing catalogue of IP representation rights in history, to secure future placements in Film, TV, Video Games and Advertisements

Our proprietary submission system is the simplest market solution to submit music for sync opportunities

40,000+ songs

+14% MoM



vampr

Series Seed Preferred Investment Offering

$4M

$2M from the Crowd
+
$2M from VC

$2.6M
prior capital raised

- 10X+ increase in user acquisition spend
- Key sales hires to leverage ad inventory
- Expand publishing team to exploit catalogue
- Research & Development incl. Web App
- Secure $1M+ Australian Gov. R&D grant


9:41
Search
3
VAMPS
LIVE
Post
Jessica
Baz P.
Elly Arie
Johnny B.
Recent Article about Billie Eilish
2d
August 29, 2020 · Vox Media
Billie Eilish, the neo-goth, chart-topping teenage pop star, explained
Like (43)
Comment (12)
Save
Emma Smith liked The New York Times article
2d

vampr

Pro Forma P&L Projection

	2021	2022	2023	2024	2025
Run Rate	**$488,985**	**$3,237,884**	**$9,355,754**	**$18,711,508**	**$37,423,017**
Total Signups	1,182,813	3,941,172	9,902,112	19,804,223	39,608,446
MAU	107,109	376,340	1,168,297	2,336,593	4,673,186
ARPU	*$4.57*	*$8.60*	*$8.01*	*$8.01*	*$8.01*
Gross Revenue	**$161,645**	**$1,589,379**	**$5,991,607**	**$11,983,215**	**$23,966,429**
Ads & Affiliate	$77,666	$783,778	$3,262,997	$6,525,993	$13,051,986
Subscriptions	$63,979	$648,179	$2,419,163	$4,838,326	$9,676,652
Publishing & B2B	$20,000	$157,422	$309,448	$618,896	$1,237,791
% Revenue Growth		*883.3%*	*277.0%*	*100.0%*	*100.0%*
Operating Expenses	**$1,073,008**	**$2,995,797**	**$6,754,992**	**$13,509,984**	**$25,148,901**
R&D (Capitalized)	$475,655	$639,397	$1,059,681	$2,119,362	$4,238,723
Sales & Marketing	$419,568	$1,687,650	$3,824,244	$7,648,487	$15,296,975
Operations	$177,784	$668,750	$1,871,068	$3,742,135	$5,613,203
% OpEx Growth		*179.2%*	*125.5%*	*100.0%*	*86.2%*
Less: Estimated R&D Rebate	**$313,997**	**$301,940**	**$450,364**	**$900,729**	**$1,801,457**
Cash Flow	**-$597,366**	**-$1,104,478**	**-$313,021**	**-$626,040**	**$618,985**

*Based on actuals through H1 2021 / **Does not account for increased growth from a likely Series A round in 2023

^Forward-looking projections cannot be guaranteed

Multiple Exit Pathways

Major labels seeking unique market and trend insights	UNIVERSAL MUSIC GROUP	WARNER MUSIC GROUP
Competitors seeking direct access to their market	BandLab	songtradr
Social networks seeking to acquire specialized networking tools	facebook	matchgroup
Instrument manufacturers seeking audience distribution insights	Fender	D'Addario

Led by an Experienced Executive Team



Josh Simons

CEO & Co-Founder
Growth and Marketing

(B.Bus.)

Successful songwriter and indie record label manager with 10 million+ streams and global touring experience with **Carrie Underwood** and **Keith Urban**



Baz Palmer

Co-Founder
Product and Biz Dev

(BA DipEd.)

Experienced tech and music entrepreneur with companies turning over $75M/annum. **Hall-of-Famer** and multi-platinum artist with **Hunters & Collectors**



Chris Lowe

CTO
Technology

(BA Info Systems)

20 years CTO experience running tech companies and providing hands-on technical leadership for engineering teams globally. Clients have included **Sony Music**, **F45** and **Volkswagen**



Jessy Trengove

Head of Insights
Data Analysis

(B.Com., Dip.Lang.)

5 years of international experience in tech startups. With a background in product management, operations and data analysis, her skills place her at the intersection of consumer and product



Josh Smith

Head of A&R
IP Curation

(BA Music Production)

6 years experience in music tech startups, with a focus on using innovation to lower the barrier to entry for young creatives whilst improving their commercial potential



Russell Colman

Chairman & Treasurer
Financials

(B.Eng., M.Sc.)

30+ years experience in tech R&D and startup ventures. Russell's most recent venture, **ATMECO**, was acquired in 2014

With team members formerly of

Backed by Accomplished Angel Investors



David Rickert
Managing Director
RZN8 Capital



Matt Adell
FMR Beatport CEO,
Napster SVP



Nick Feldman
FMR Sony Music Exec
& Wang Chung band



David Weisburd
Co-Head of Venture
10X Capital

Along with 2000+ user investors from a maxed-out Reg CF round launched in 2020



Kenneth Pierre
Finance Blogger
Mindful Money Matters



Anne Newton
FMR Warner Marketing &
Kelly Music Director



John Hayden
NHL Star
New Jersey Devils



Miles Wood
NHL Star
New Jersey Devils

www.vampr.me

vampr

Vampr is the Ultimate Toolkit for Creatives and Musicians

	Find Creative Personnel	Content Discovery	Distribution Tools
Vampr	●	●	●
LinkedIn	◐	◐	
Soundcloud		●	●
Spotify + SoundBetter	●	●	
Craigslist Music	●		
Facebook Groups	●	●	

The Hit Bands of Tomorrow are Meeting on Vampr

50k monthly listeners on Spotify

Carpool Tunnel

Carpool Tunnel is a breakout band named after their experience forming through Vampr. Founding members 'matched within a day of downloading the app' and would meet to jam on a beach conveniently located between their home towns.

Just two weeks after becoming members, Carpool Tunnel recorded their first single with GRAMMY nominated producer Billy Mohler, who they also met through Vampr. **The band have just signed a recording deal with Pure Noise Records.**



"Carpool Tunnel formed through Vampr, an app hailed as 'Tinder for musicians..." **New Noise Magazine**

vampr

Thank You

Make Music Happen

Download on the App Store

GET IT ON Google Play


9:41
vampr
Hey... I'm looking for a Live Monitor Engineer
View profile
Emma, 22
Los Angeles, CA • 45 miles away
Guitarist, Lead Singer, Band & 3 more
Common artists
+5

Investor Relations
info@vampr.me

September 2021

Best of App Store | APRA AMCOS | Forbes | HUFFPOST | Reverb | TechCrunch